Offering Statement for Energy Exploration Technologies, Inc. ("EnergyX")

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   Energy Exploration Technologies, Inc.

   65 Green Villa Dr.
   #21
   Dorado, PR 00646

Eligibility

2. The following are true for Energy Exploration Technologies, Inc.:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   Amit Patwardhan

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Work experience (https://www.linkedin.com/in/amit-patwardhan-ilcaut/): Executive Vice President Of Technology, Energy X - 2020 - Present; Senior Principal Advisor, Rio Tinto -

2017 - 2019; Director, Global Research and Innovation, Rio Tinto - 2016 - 2017; Short Bio: Amit heads all technology development at EnergyX including both the LiTAS direct lithium extraction program and the SoLiS solid state battery program. Prior to joining EnergyX, Dr. Patwardhan held senior leadership roles with Rio Tinto, a global Fortune 500 company with over $40 billion in revenue, in their Industrial Minerals business group and corporate technology group. Dr. Patwardhan was the co-inventor of an innovative process to recover lithium values from a very large new mineral discovery in Serbia, and led the process development and piloting of the process. He also led the process development of a lithium byproduct recovery project in Southern California. Dr. Patwardhan has experience with research, process and project development, process optimization and business improvement. Dr. Patwardhan has published over 50 articles in peer-reviewed journals and conferences, and has served on National Committees of the Society of Mining Engineers for two terms. He received his BS degree in Chemical Engineering from the Indian Institute of Technology and his MS, PhD and MBA degrees from the Southern Illinois University.

Name
Teague Egan

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience (https://www.linkedin.com/in/teagueegan/): EnergyX, CEO, 2018-present; Freelancer - 2017- 2018; Short Bio: Teague has been an investor in public sector energy assets and sustainable technologies since 2013 when he first invested in Tesla. He has been an entrepreneur for much of his career and is a multiple-time startup founder in entertainment, technology, and venture capital. He founded Innovation Factory VC in 2013, a venture capital fund focused on tech, real estate, life sciences, and consumer prior to founding EnergyX. Egan is the full-time CEO of EnergyX since he founded the company in 2018.

Name
Michael Egan

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience: Board Member, EnergyX - 2018 - Present; Retired - 2003- 2018; Short Bio: Michael has spent over 35 years working in the travel industry. He started at Alamo Rent A Car, Inc. in 1973, became an owner in 1979, and became chairman and majority owner from 1986 to 1996 when he sold the company to AutoNation for $625 million. In 2000, AutoNation spun off the car rental division and he was named chairman and served in that position until 2003. Since 1996, Mr.Egan has served as the controlling investor of Dancing Bear Investments, Inc., a privately held investment company where he was the controlling shareholder of Nantucket Nectars and theglobe.com. Prior to his many business successes, Mr. Egan held various administration positions at Yale University and taught at the University of Massachusetts at Amherst. He is a graduate of the Cornell University School of Hotel Administration. Throughout his career, he has been presented with many honors and awards, including the prestigious Horatio Alger Distinguished American Award in 1997.

Name
Mike Eberhardt

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience (https://www.linkedin.com/in/mike-eberhardt-a20b1486/): CFO, Energy X - 2021 - Present; Business Developer, M&L Enterprises - 2020 - Present; CFO & Treasurer, Venture Global LNG, Inc. - 2017 - 2020; Short Bio: Mike Eberhardt is Chief Financial Officer at EnergyX and responsible for financial planning and analysis, various project and economic modeling, and all other financial analyses and transactions with respect to all of

the Company's financial needs. Prior to joining EnergyX, Mike was CFO for gas development enterprise, Venture Global LNG where he completed $7.3 billion project infrastructure financing as of 2019. Prior to Venture Global, Mike was a partner with Pricewaterhouse Coopers (PwC) for 17 years conducting financial audits, tax consulting, and IT implementation across the U.S on various energy-related projects. With 30+ years of financial experience in the utility and renewable energy sector conducting financial and tax structuring, investment economics, project modeling, contract, and capital raise activities to support business operations, Mike brings extensive experience with SEC and regulatory filing requirements.

Name
Geraldine Berkowitz

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Work experience (https://www.linkedin.com/in/geraldine-berkowitz-4252902/): Treasurer and Controller, Energy Exploration Technologies, Inc. - 2018 - Present; Treasurer, The Travel Partnership Corporation - 2008 - Present; Controller, Dancing Bear Investments Inc - 2003 - Present; Short Bio: Geraldine "Geri" Berkowitz has been the Treasurer and controller at EnergyX since the company inception, and handles the accounting and administrative functions for the company. Geri is also the Treasurer and accountant and currently the Controller of Dancing Bear Investments for the past 10 years. Prior to working at theglobe.com Geri held managerial positions in both the rental and accounting departments at Enterprise Rent A Car for 13 years. Geri earned a Bachelor of Business in Management and a Masters in Accounting and is a Certified Public Accountant.

Name
Kris Haber

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Work experience (https://www.linkedin.com/in/kris-haber-44b28599/): Director, EnergyX - April 1, 2021 - Present; Chief Operating Officer & Senior Partner, Safanad - 2018 - 2020; Chief Operating Officer & Partner, Advent Capital Managment, LLC - 2013 - 2018; Short Bio: Kris Haber is an American businessman who, over the course of his 28 year career, has led the growth and development of successful boutique and scaled global financial enterprises. Previously, Mr. Haber held various roles at Lazard Asset Management, LLC., a division of Lazard, LTD., a firm managing approximately $170 Billion in assets under management. He spent approximately 14 years at Lazard rising to Managing Director and Head of Alternative Investments. As a prominent figure within the investment arena, he has been engaged in a variety of control-oriented, middle market buyout, and early stage investment acquisitions within technology, healthcare, and consumer products. During his tenure Kris has held the position of COO and Chairman of Safanad, LTD where he managed its business in the UK, UAE and US and teams responsible for 36 transactions. Previously, he held the position of COO and Partner at Advent Capital Management, LLC in New York, an advisory firm managing in excess of $11B on behalf of corporations, sovereign wealth funds and high net worth individuals, globally. As a seasoned veteran, Mr. Haber's background combines experience including posts as CEO of Presidio Capital Group, LLC. and President of Threadneedle Investments NA, LLC a division of Ameriprise, Inc, a $900B asset management firm. Mr. Haber is engaged in various board level and philanthropic activities as a director, officer and advisor to corporate entities and non-profits.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Egan Global Management, LLC

Securities:	19,500,000
Class:	Common Stock
Voting Power:	98.1%

Egan Global Management, LLC

Securities:	11,021,523
Class:	Preferred Stock
Voting Power:	98.1%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Energy Exploration Technologies, Inc. is a renewable energy technology company focused on developing technologies in energy storage and the materials, such as lithium, that actually make batteries. We have a mission to become a worldwide leader in the global transition to sustainable energy. Founded in 2018, the company is fundamentally changing the way humanity is powering our world and storing clean energy with breakthrough direct lithium extraction technologies and more effective energy storage solutions. EnergyX is developing technologies that allow for more efficient production of lithium, which is one of the main materials in rechargeable batteries used in electric vehicles, as well as the creation of next-gen lithium-based batteries that are cheaper, longer-lasting, and more energy-efficient than current formulations. Our objectives are to make base lithium production more efficient, cost-effective, and environmentally friendlier than existing conventional methods of production. Additional scope of R&D focuses specifically on solid-state battery architectures with non-liquid electrolytes as well as pure metallic lithium electrodes. The company's goal is to develop technology and assets in order to become the premier, low-cost lithium technology provider for the growing lithium battery and electric vehicle industries. Thus far, EnergyX has developed a highly scalable Direct Lithium Extraction (DLE) technology called LiTAS (Lithium-Ion Transport and Separation) to process lithium enriched brine. Most of the world's lithium is found in brine (a.k.a very salty water). Using LiTAS, which is a mechanical production process, we are able to achieve significantly lower cost for the advancement of high purity, battery grade, lithium materials. LiTAS has the ability to efficiently extract and aggregate the lithium ions from the salt brines using proprietary, multi-level, synthetic ion separation techniques. The core technology is based on a new class of nanomaterials called metal-organic frameworks (MOFs) that are embedded

into a polymer matrix creating a mixed matrix membrane (MMM). This mechanical membrane separation process drastically reduces the operating expense and capital expenditure from the previous method, making lithium more accessible to the exponentially growing battery and electric vehicle markets. The core technology is protected in key worldwide jurisdictions through a series of patent filings and long-term licensing agreements in perpetuity of the IP. EnergyX exclusively licenses a robust portfolio of patents from a number of universities and companies, on a worldwide basis, surrounding LiTAS™ nanotechnology and solid-state battery technology. As an energy technology company at our core, a major part of our strategy is to build upon this patent portfolio by filing our own applications, as well as continue to work closely with world-leading scientists and researchers developing further ground breaking intellectual property. Currently, EnergyX controls 6 patents and patent applications and is in the process of filing 5 more. We expect to substantially increase the patent portfolio over the next 3 years. EnergyX works closely with its partners at the University of Texas, Membrane Technology & Research (MTR) out of California, Monash University out of Australia, ProfMOF out of Norway, and CSIRO, the Australian National Laboratory System, as well as several others. We have built a strong core team of 9 dedicated employees that are working under various contractor agreements between our two laboratories at MTR and The Center for Materials for Water and Energy Technology (M-WET) at the University of Texas at Austin. M-WET is a US Government Department of Energy-funded laboratory directed by Dr. Benny Freeman, who is also the chairman of EnergyX's Science Advisory Board. In these sophisticated laboratories is where the EnergyX technology was born. M-WET researches the understanding of fluids and materials to catalyze the design of novel surfaces, highly selective solute / fluid interactions, mesoscopic structures, and membranes for energy applications. This innovative strategy bridges the chemistry, materials, and process separations communities. MTR is a world leader in the development and production of membrane-based separation systems, new membrane materials and processes, and refining industries. MTR's product line is based on 20 years of in-house fundamental and applied research in the membrane separations area. This work has generated over 100 patents and numerous publications and presentations. EnergyX shares laboratory space with MTR's administrative, research, and manufacturing headquarters located in Newark, CA. Partnering with MTR Labs gives EnergyX a world-class research team developing membrane solutions for a wide range of applications for OEMs bringing expertise in membrane solution to diverse industry segments. Our business development activities to date include building relationships with many of the key industry players and we have started testing lithium enriched brines in our labs from some of the world's leading lithium producers. Additionally, we have begun the procurement of multiple pilot plants that we anticipate deploying in the field during 2021. In the longer term, our mission is to be the leader in the transition to sustainable energy. We first look towards natural resources, the raw materials to produce energy storage systems and second look at making the energy storage systems themselves more efficient. We plan to use the cash flow generated from lithium production technology to fund subsequent developments in lasting battery technology and eventual vertical integration and optimization of batteries and battery materials.

EnergyX currently has 15 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of

this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in Energy Exploration Technologies, Inc. speculative or risky:
    1. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected. COVID-19 may impact accessibility to laboratories and project sites that potentially could delay reaching technology milestones and eventual commercialization.
    2. Limited Operating History There is a limited history of operations for prospective Investors to consider in evaluating investment into the Company. Since the Company inception, we have incurred operating losses. The growth of the Company operations is subject to all risks inherent in the development of any new business enterprise, including the lack of operating history. The likelihood of Company success should be considered in light of the problems, expenses, and delays that are frequently encountered in the formation of new business and the competitive alternative energy field in which we operate. Company revenues and revenue growth will depend on, among other factors, the ability to: (a) attract a user base and convert them into customers, (b) create brand awareness, (c) compete effectively, (d) maximize our sales efforts, and (e) successfully develop new products. We also expect Company costs to increase in future periods as we continue to expend substantial financial resources into research and development for products and services; sales and marketing; attracting and retaining key employees; and general administration, including personnel costs and legal and accounting expenses.
    3. Market Uncertainty Market opportunity estimates are subject to significant uncertainty and are based on assumptions and estimates, including our internal analysis and industry experience. Assessing the market for alternative lithium production and refinery technology is particularly difficult due to a number of factors, including limited available information and rapid evolution of the market. In addition, even if the markets in which we compete meet or exceed size estimates, the Company could fail to grow in line with forecasts, or at all, and we could fail to increase revenue or market share. Company growth and ability to serve a significant portion of our target markets will depend on many factors, including success in executing business strategy, which is subject to many risks and uncertainties, including the other risks and uncertainties

described elsewhere in this disclosure.

4. Proprietary Rights and Licenses In connection with the enforcement of Company intellectual property rights, the acquisition of third-party intellectual property rights, or disputes relating to the validity or alleged infringement of third-party intellectual property rights, including patent rights, we may in the future be subject to claims, negotiations or complex, protracted litigation. Intellectual property disputes and litigation are typically costly and can be disruptive to our business operations by diverting the attention and energies of management and key technical personnel. We may incur substantial costs enforcing or acquiring intellectual property rights and defending against third-party claims as a result of litigation or other proceedings. In addition, we may incur significant costs in acquiring the necessary third-party intellectual property rights for use in Company products. Any of these occurrences could significantly harm the Company.

5. Competition with Greater Resources Some competitors have longer operating histories and significantly greater financial, marketing, technical, or other competitive resources including funding capacity. As a result, competitors may be better able to overcome capital markets dislocations, adapt more quickly to new or emerging technologies and changes in customer preferences, or compete for skilled professionals. Competitors may also be able to devote greater resources to the promotion and sale of their products and services. In particular, competitors with larger customer bases, greater name or brand recognition, or more established customer relationships than us have an advantage in keeping existing clients and attracting new ones. We may face competition from new market entrants, including the Company's customers or former customers if they choose to develop an internal capability to provide any of the services that we currently offer. We cannot assure you that we will be able to compete successfully with new or existing competitors. If we are not able to compete effectively, our results of operations may be adversely affected.

6. Failure to Manage Costs Managing costs is a complex undertaking. Even if the Company carries out well-considered, planned, and executed strategies, the Company may not be able to achieve the efficiencies, savings, or timetable, anticipated. Expected efficiencies, saving, and benefits may be delayed or not realized at all, and Company operations and business could be disrupted. We may experience unanticipated, extraordinary negative net operating cash flows. Excessive use of cash to fund operations may necessitate significant changes to cost structures if we are unable to grow the Company revenue base to the necessary levels for funding ongoing operations. If it were to become necessary to undertake cost reduction initiatives, such initiatives could place a burden on Company management, systems, and resources. Generally, increasing dependence on key persons and reducing functional back-ups, will lessen Company's ability to retain, train, supervise and manage employees effectively, and to respond timely and effectively to unanticipated issues. Insufficient funds could require the Company to, among other things, terminate key employees, which could in turn, place additional strain on any remaining employees, and could severely disrupt the Company business, including the ability to grow and expand. If we are unable to manage costs, lose key employees, or are unable to attract and properly train new employees, Company operations and financial results could be adversely affected. The Company could fail in the event our access to capital is limited because of substandard performance.

7. Dependence on Limited Customers, and Key Suppliers and Partners The Company's success in large part is dependent on securing relationships and associated contracts with a limited number of key customers that currently hold a majority of the market share in the Lithium extraction market. Failure to reach agreements with a portion of those customers could limit the Company's ability to grow its business. Further development of technology and product offerings will depend on a select number of partners and suppliers that may not easily be substituted with the necessary capabilities. The inability to maintain or establish new partners or supplier relationships could have a material impact on achieving business goals.

8. Scalability of Technology While the Company's core technology has shown significant promise at the laboratory scale in a controlled environment, a number of scaling steps

including further real-world testing and pilot plant testing are necessary before the technology will be available for commercialization. Critical scaling steps include confirming the stability of key chemical components and the expected useful life of the membrane. There is no guarantee the core metal-organic framework and/or mixed matrix membrane technology will maintain certain properties, including but not limited to, mechanical or thermal stability during the scaling process, or perform at scale with similar results to laboratory testing thus far. Any delay in achieving key scaling milestones consistent with anticipated technology economic and environmental benefits could have a material adverse effect on the Company's business and financial condition.

9. Business Expansion We anticipate growing the business and capabilities rapidly in the next several years. Rapid growth will place strains upon management, administrative, operational and financial infrastructure. The Company's success will be dependent upon efforts to attract, retain, train, and develop qualified salespeople, managers, engineers, and other staff. If we are not able to manage growth and expansion while maintaining the quality of service, the Company's business will suffer.

10. Regulatory and Permitting Company technology will primarily be used in large scale projects in geographies outside of the United States, some of which are environmentally sensitive. Regulatory and permitting requirements including environmental certifications by local regulatory authorities necessitate the expenditure of substantial time and resources on part of customers. There are no assurances on when or if the necessary approvals will be issued for individual projects. Delay in issuance of regulatory approvals on a number of projects could delay timing on when we reach positive cash flow.

11. Small Business Risk We are an early-stage small company, with a relatively small balance sheet, and may not yet have put in place some of the business and risk management controls and document procedures associated with larger, later-stage companies. Lack of controls, documented procedures, and other attributes of a small business could adversely affect current and future operations.

12. Retention of Key Personnel The Company's success depends upon the continued services of our executive officers and other key personnel who have critical industry experience and relationships. Significant competition for talented individuals could affect both Company's ability to retain key personnel and hire new ones. The loss of the services of any officers or key personnel could hinder or delay the implementation of the business model, research and development efforts, or ability to sell products and services. We currently rely on independent contractors, not employees, to provide services. We intend that those independent contractors will become employees, but when that transition happens is uncertain. If in the interim the Company's independent contractors are considered employees under applicable laws, we could incur additional liability.

13. Estimates and Assumptions If estimates we make, or assumptions on which we rely, in preparing business plans prove inaccurate, then actual results may vary materially from those reflected in pro forma statements. Company pro forma statements include a number of estimates that reflect management's judgment. Some estimates also rely on certain assumptions, quantitative and qualitative factors, management's business experience, and the ability to determine which factors should be more heavily weighted than others. Management's incorporation of all these factors into performance assumptions is a subjective process that can have a material effect on valuations. If the actual performance of the business varies appreciably from the assumptions used, we may adjust key assumptions. Such an adjustment could materially affect earnings in any period in which assumptions change.

14. No Cash Dividends We currently anticipate that we will retain future earnings for the development, operation and expansion of the business and do not anticipate declaring or paying any cash dividends in the foreseeable future. As a result, we expect that only appreciation of the price of common stock, if any, will provide a return to Investors in this Offering for the foreseeable future.

15. Company Control Teague Egan through his holding company owns all of the issued and outstanding shares of Founders Series 1 Preferred Stock. Under Company's Certificate

of Incorporation which authorizes the Series A Preferred Stock, for any matter to be consented to or voted upon by separate class vote or on an as-converted basis, each holder of outstanding shares of Founders Series 1 Preferred Stock and Founders Series 2 Preferred Stock will be entitled to cast the number of votes equal to fifty (50) times the number of whole shares of Common Stock into which the shares of Founders Series 1 Preferred Stock or Founders Series 2 Preferred Stock, as applicable, are convertible. As a result of the foregoing, together with his shares of Common Stock, Mr. Egan will control more than ninety-five percent (95%) of the voting stock of the Company following the closing. The holders of Founders Series 1 Preferred Stock are also entitled to select up to three (3) directors on the Company's Board of Directors. As a result, Mr. Egan is able to control the Company, including, among other things the outcome of matters requiring shareholder approval

16. Value of the Securities and Enterprise Value of Company The offering price for the Common Stock and the enterprise value of the Company has been established by the Company and may not reflect the actual value of the Common Stock or the value of the Company. In addition, the value of our Common Stock and therefore the Company will fluctuate depending upon numerous factors, including without limitation, the success of the business, competitive developments, the ability of the Company to adapt to changing conditions and technology, inflation, recession, labor matters, acts of God and other factors.

17. No Guarantee of Investment Success An investment in the Company is highly speculative and subject to risks. No assurance can be given that the Company will be profitable, that an Investor will realize a return on his or her investment or that he or she will not lose the entire investment.

18. Inability to Find a Buyer While the Company intends to develop and hold the business for a significant period of time, the Company's eventual success may depend on the profitable sale of the business or company to a buyer or a strategic investor. While the Company believes there will be companies interested in purchasing the business there is no guarantee that the Company will be able to find a buyer or strategic investor.

19. Market Technology Acceptance We will be introducing a substantiality new technology to an industry for use in large scale projects that has been primarily reliant on well-established technologies to date. The timing on acceptance including pricing mechanism by customers and users of the technology and associated production and costs benefits is uncertain. Slower than anticipated acceptance could have impact on Company's projections, cash flow, cash reserves, and all forward looking statements.

20. Dependence on Limited Customers, and Key Suppliers and Partners The Company's success in large part is dependent on securing relationships and associated contracts with a limited number of key customers that currently hold a majority of the market share in the Lithium extraction market. Failure to reach agreements with a portion of those customers could limit the Company's ability to grow its business. Further development of technology and product offering will depend on a select number of partners and suppliers that may not easily be substituted with the necessary capabilities. The inability to maintain or establish new partners or supplier relationships could have a material impact on achieving business goals.

21. Scalability of Technology While the Company's core technology has shown significant promise at the laboratory scale in a controlled environment, a number of scaling steps including further real-world testing and pilot plant testing are necessary before the technology will be available for commercialization. Critical scaling steps include confirming the stability of key chemical components and the expected useful life of the membrane. There is no guarantee the core metal organic framework and/or mixed matrix membrane technology will maintain certain properties, including but not limited to, mechanical or thermal stability during the scaling process, or perform at scale with similar results to laboratory testing thus far. Any delay in achieving key scaling milestones consistent with anticipated technology economic and environmental benefits could have a material adverse effect on the Company's business and financial condition.

22. Business Expansion We anticipate growing the business and capabilities rapidly in the next several years. Rapid growth will place strains upon management, administrative,

operational and financial infrastructure. The Company's success will be dependent upon efforts to attract, retain, train, and develop qualified sales people, managers, engineers, and other staff. If we are not able to manage growth and expansion while maintaining quality of service, the Company's business will suffer.

23. Regulatory and Permitting Company technology will primarily be used in large scale projects in geographies outside of the United States, some of which are environmentally sensitive. Regulatory and permitting requirements including environmental certifications by local regulatory authorities necessitate the expenditure of substantial time and resources on part of customers. There are no assurances on when or if the necessary approvals will be issued for individual projects. Delay in issuance of regulatory approvals on a number of projects could delay timing on when we reach positive cash flow

24. Small Business Risk We are an early-stage small company, with a relatively small balance sheet, and may not yet have put in place some of the business and risk management controls and document procedures associated with larger, later-stage companies. Lack of controls, documented procedures, and other attributes of a small business could adversely affect current and future operations.

25. Business Model Implementation The Company in addition to revenues from the sale of plant and equipment anticipates generating a significant amount of its revenues from a technology or production type fee based on the amount of Lithium Carbonate produced by the end-user over a number of years. There is no assurance that customers will accept a recurring production-based form of compensation nor its duration.

26. Reliance on Other Information In making the decision to purchase the Series A Preferred Stock, an Investor may consider information and materials not included in the documents prepared by or on behalf of the Company. The Company has not authorized the use of such information nor does it make any representation or warranty as to any such information or material, and no assurances can be given as to its accuracy or completeness.

27. Tax Consequences IN VIEW OF THE COMPLEXITY OF THE TAX ASPECTS OF THE OFFERING, PARTICULARLY IN LIGHT OF CHANGES IN THE LAW AND POSSIBLE FUTURE CHANGES IN THE LAW AND THE FACT THAT CERTAIN OF THE TAX ASPECTS OF THE OFFERING WILL NOT BE THE SAME FOR ALL INVESTORS, PROSPECTIVE INVESTORS ARE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN TAX SITUATION PRIOR TO INVESTMENT IN THE COMPANY. THE FOREGOING RISK FACTORS REFLECT MANY, BUT PERHAPS NOT ALL, OF THE RISKS INCIDENT TO AN INVESTMENT IN THE PREFERRED SHARES. EACH INVESTOR MUST MAKE HIS OWN INDEPENDENT EVALUATION OF THE RISKS OF THIS INVESTMENT.

28. DISCLAIMER OF FORWARD-LOOKING STATEMENTS The offering materials relating to the Series A Preferred Stock have been prepared by the Company and may contain forward-looking statements that may or may not be identified by words such as 'may', 'could', 'believes', 'estimates', 'targets', 'expects', or 'intends' and other similar words that involve risks and uncertainties. These statements are based on an assessment of past and present economic and scientific operating conditions and on a number of assumptions regarding future events and actions that, as of the date implemented into the offering materials, can reasonably be expected to take place. Such forward-looking statements are not guarantees of future performance and involve a high degree of known and unknown risks, uncertainties, assumptions, and other important factors, many of which are beyond the control of the Company and its management. It is understood that the Company is a scientific endeavor, which inherently operates in novel discovery, and they're always exists a possibility of unknown next steps, nonreplicable tests and/or results, and difficult hurdles or obstacles with no clear path forward. Although the Company believes that the expectations reflected in, and the assumptions underlying the forward-looking statements included in the offering materials are reasonable, readers are cautioned not to place undue reliance on them, as the Company cannot give any assurance that the results, performance or achievements covered by the forward-looking statements will actually occur. Any presentation should not be considered as an offer or invitation to subscribe for or purchase any shares of

Series A Preferred Stock. No agreement to subscribe for securities in the Company will be entered into on the basis of any presentation or any information, opinions, or conclusions expressed in the course of any presentation. This presentation is not a prospectus, product disclosure document or other offering document under Puerto Rican or United States law or under the law of any other jurisdiction. It has been prepared for information purposes only and does not constitute an offer or invitation to apply for any securities, including in any jurisdiction where, or to any person to whom, such an offer or invitation would be unlawful. To the maximum extent permitted by law, the Company and its professional advisors and their related bodies corporate, affiliates and each of their respective directors, officers, management, employees, advisers and agents and any other person involved in the preparation of this presentation disclaim all liability and responsibility (including without limitation and liability arising from fault or negligence) for any direct or indirect loss or damage which may arise or be suffered through use of or reliance on anything contained in, or omitted from, this presentation. Neither the Company nor its advisors have any responsibility or obligation to update this presentation or inform the reader of any matter arising or coming to their notice after the date of this presentation document which may affect any matter referred to in the presentation. Readers should make their own independent assessment of the information and take their own independent professional advice in relation to the information and any proposed action to be taken on the basis of the information.

29. Energy Exploration Technologies, Inc. is a renewable energy technology company focused on developing technologies in energy storage and the materials, such as lithium, that actually make batteries. We have a mission to become a worldwide leader in the global transition to sustainable energy. Founded in 2018, the company is fundamentally changing the way humanity is powering our world and storing clean energy with breakthrough direct lithium extraction technologies and more effective energy storage solutions. EnergyX is developing technologies that allow for more efficient production of lithium, which is one of the main materials in rechargeable batteries used in electric vehicles, as well as the creation of next-gen lithium-based batteries that are cheaper, longer lasting, and more energy efficient than current formulations. Our objectives are to make base lithium production more efficient, cost effective, and environmentally friendlier than existing conventional methods of production. Additional scope of R&D focuses specifically on solid state battery architectures with non-liquid electrolytes as well as pure metallic lithium electrodes. The company's goal is to develop technology and assets in order to become the premier, low cost lithium technology provider for the growing lithium battery and electric vehicle industries. Thus far, EnergyX has developed a highly scalable Direct Lithium Extraction (DLE) technology called LiTAS (Lithium-Ion Transport and Separation) to process lithium enriched brine. Most of the world's lithium is found in brine (a.k.a very salty water). Using LiTAS, which is a mechanical production process, we are able to achieve significantly lower cost for advancement of high purity, battery grade, lithium materials. LiTAS has the ability to efficiently extract and aggregate the lithium ions from the salt brines using proprietary, multi-level, synthetic ion separation techniques. The core technology is based on a new class of nanomaterials called metal organic frameworks (MOFs) that are embedded into a polymer matrix creating a mixed matrix membrane (MMM). This mechanical membrane separation process drastically reduces the operating expense and capital expenditure from the previous method, making lithium more accessible to the exponentially growing battery and electric vehicle markets. The core technology is protected in key worldwide jurisdictions though a series of patent filings and long-term licensing agreements in perpetuity of the IP. EnergyX exclusively licenses a robust portfolio of patents from a number of universities and companies, on a worldwide basis, surrounding LiTAS™ nanotechnology and solid state battery technology. As an energy technology company at our core, a major part of our strategy is to build upon this patent portfolio by filing our own applications, as well as continue to work closely with world leading scientists and researchers developing further ground breaking intellectual property. Currently EnergyX controls 6 patents and patent applications, and is in the process of filing 5 more. We expect to substantially increase the patent portfolio over the next 3 years. EnergyX works closely with its partners at University of Texas,

Membrane Technology & Research (MTR) out of California, Monash University out of Australia, ProfMOF out of Norway, and CSIRO, the Australian National Laboratory System, as well as several others. We have built a strong core team of 9 dedicated employees that are working under various contractor agreements between our two laboratories at MTR and The Center for Materials for Water and Energy Technology (M-WET) at the University of Texas at Austin. M-WET is a US Government Department of Energy funded laboratory directed by Dr. Benny Freeman, who is also the chairman of EnergyX's Science Advisory Board. In these sophisticated laboratories is where the EnergyX technology was born. M-WET researches the understanding of fluids and materials to catalyze design of novel surfaces, highly selective solute / fluid interactions, mesoscopic structures, and membranes for energy applications. This innovative strategy bridges the chemistry, materials, and process separations communities. MTR is a world leader in the development and production of membrane-based separation systems, new membrane materials and processes, and refining industries. MTR's product line is based on 20 years of in-house fundamental and applied research in the membrane separations area. This work has generated over 100 patents and numerous publications and presentations. EnergyX shares laboratory space with MTR's administrative, research, and manufacturing headquarters located in Newark, CA. Partnering with MTR Labs gives EnergyX a world class research team developing membrane solutions for a wide range of applications for OEMs bringing expertise in membrane solution to diverse industry segments. Our business development activities to date include building relationships with many of the key industry players and we have started testing lithium enriched brines in our labs from some of the world's leading lithium producers. Additionally, we have begun the procurement of multiple pilot plants that we anticipate deploying in the field during 2021. In the longer term, our mission is to be the leader in the transition to sustainable energy. We first look towards natural resources, the raw materials to produce energy storage systems, and second look at making the energy storage systems themselves more efficient. We will use cash flow generated from lithium production technology to fund subsequent developments in lasting battery technology and eventual vertical integration and optimization of batteries and battery materials.

30. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs.

31. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

32. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for

acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

33. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

34. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

35. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

36. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

   Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

37. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

   Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

38. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

39. *There is no present public market for these Securities and we have arbitrarily set the price.*

   The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

40. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

41. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Energy Exploration Technologies, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $3,934,064 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

    We plan the use the majority of proceeds from this offering to finance our Pilot Plants, Intellectual Property, and Battery Design operations. On the other hand, we have also expanded our executive team hence we plan to spend approximately 18% of the proceeds on payroll. Other uses include Legal, Accounting and Marketing.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$192,769
Pilot Plants	$0	$1,970,000
Intellectual Property	$0	$410,000
Battery Design	$0	$450,000
Payroll	$9,510	$710,000
Legal	$0	$90,000
Accounting/Admin	$0	$36,000
Marketing	$0	$75,295
Total Use of Proceeds	**$10,000**	**$3,934,064**

10. How will the issuer complete the transaction and deliver securities to the investors?

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Energy Exploration Technologies, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital

Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

We are issuing Securities at an offering price of $8 per share.

14. Do the securities offered have voting rights?

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed.

However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	78,000,000	22,402,443	Yes	Carries one vote per share.
Preferred Stock	24,000,000	15,909,132	Yes	Subclass Founders-1 Preferred Stock Carries 50 votes per share and has 10,500,000 shares issued and outstanding. Subclass Founders-2 Preferred Stock Carries 50 votes per share and has 93,900 shares issued and outstanding. Subclass Preferred - Series A Stock does not carry any voting rights and has 5,315,232 shares issued and outstanding.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Equity Incentive Plan		2,984,028
Options and RSU's		2,715,000

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

    The securities being offered on Netcapital are common shares of the company. The dilution of the shares being offered is pro-rata and equal dilution with all the other outstanding shares. If the outstanding stock options are exercised or the reserved securities are issued, your ownership in the company will be diluted. None of the outstanding liabilities of the company are convertible into equity.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

    The shares of Common Stock sold in this offering are not subject to the transfer restrictions in our Company's bylaws. The Company has granted a perpetual waiver from all transfer restrictions for the shares of Common Stock issued in this offering. Common Stock holds one vote per share. Preferred stock is divided into three subclasses, Founders-1 Preferred Stock, Founders-2 Preferred Stock, and Series A Preferred Stock. All three classes are convertible into Common Stock on a 1:1 ratio and Founders-1 Preferred Stock, Founders-2 Preferred Stock hold 50 votes per share. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holders of shares of Founders-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined in the THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ENERGY EXPLORATION TECHNOLOGIES, INC.), the holders of shares of Founders-1 Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined in the THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ENERGY EXPLORATION TECHNOLOGIES, INC.), as applicable, before any payment shall be made to the holders of Founders-2 Preferred Stock, Common Stock or any other class ranking junior in right of payment to the Founders-1 Preferred Stock. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Founders Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Founders Preferred Stock in an amount at least equal to that dividend per share of Founders Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Founders Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

    The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of

debt, convertible debt, or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

EnergyX's valuation is based on a multiple of methodologies including comparables to similar public companies, our discounted cash flow analysis of future earnings, as well as lithium companies who have raised capital on the private markets. Please see the attached pitch deck for a summary of financials, the upside valuation potential, and public peer benchmarking.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:
   ▪ additional issuances of securities,
   ▪ issuer repurchases of securities,
   ▪ a sale of the issuer or of assets of the issuer or
   ▪ transactions with related parties?

The issuance of additional shares of our common stock will dilute the ownership of the Netcapital investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Not applicable.

25. What other exempt offerings has Energy Exploration Technologies, Inc. conducted within the past three years?

Date of Offering:	12/2019
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$542,578
Use of Proceeds:	Issuance of common and preferred stocks

Date of Offering:	03/2021
Exemption:	

Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

Securities Offered:	Common Stock
Amount Sold:	$1,065,931
Use of Proceeds:	

Pilot Plants, Intellectual Property, Battery Design, Payroll, Legal, Accounting/Admin, Marketing.

Date of Offering:	03/2021
Exemption:	Reg. D, Rule 506(c)
Securities Offered:	Common Stock
Amount Sold:	$426,888
Use of Proceeds:	

Pilot Plants, Intellectual Property, Battery Design, Payroll, Legal, Accounting/Admin, Marketing.

Date of Offering:	04/2021
Exemption:	Section 4(a)(2)
Securities Offered:	Preferred Stock
Amount Sold:	$5,015,000
Use of Proceeds:	

Pilot Plants, Intelectual Property, and Battery Design operations

Date of Offering:	04/2021
Exemption:	Rule 701
Securities Offered:	Common Stock
Amount Sold:	$43,000
Use of Proceeds:	

Pilot Plants, Intelectual Property, and Battery Design operations

Date of Offering:	04/2021

Exemption:	Section 4(a)(2)
Securities Offered:	Preferred Stock
Amount Sold:	$2,068,661
Use of Proceeds:	

Pilot Plants, Intelectual Property, and Battery Design operations

Date of Offering:	04/2021
Exemption:	Section 4(a)(2)
Securities Offered:	Preferred Stock
Amount Sold:	$550,000
Use of Proceeds:	

Pilot Plants, Intelectual Property, and Battery Design operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    No.

Financial Condition of the Issuer

27. Does the issuer have an operating history?

    Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    We began our business operations in 2019 and we are in the pre-revenue stage of development. Our audited financial statements show a loss of $786,027 for the year ended December 31, 2019. The bulk of our expenses consisted of $275,308 in consulting fees, $274,862 in professional services, and $87,815 in research and development costs. Our audited financial statements for the year ended December 31, 2020, show a similar trend and a loss of $1,804,525. The bulk of our expenses consisted of $604,832 in consulting fees, $304,808 in professional services, and $544,131 in research and development costs. We raised $1,770,330 in cash in 2020 with the issuance of convertible promissory notes and we increased our monthly operating costs. In April 2021, we raised capital via the sale of Preferred Series A shares totaling $5,565,000. In addition to that, all outstanding debt, including SAFE agreements, were converted to Preferred Series A shares and $43,000 of

common stock was issued as a restricted stock award for services. We were also able to able to finalize and receive proceeds from our Reg CF and Reg D, 506(c) offerings conducted on the Netcapital funding portal. The total amount closed via Reg CF amounted to $1,065,931 while the total amount closed via Reg D, 506(c) amounted to $426,888. With this raise, we aim to continue to scale our core membrane technology, source three pilot plans that could allow for onsite testing at the end of 2021 and 2022, and further secure and enhance our patent and intellectual property portfolio. Given our progress in our product development and the valuation cap from a sophisticated investor, we believe the price per share in this offering is appropriate.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

    See attachments:

    CPA Audit Report: auditreport.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?
            3. engaging in savings association or credit union activities?

2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Energy Exploration Technologies, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

In April 2021, we signed a convertible promissory note (the "Note") to borrow $10,000,000 at an annual interest rate of 7%. As of the date of this offering, the Note has yet to be funded to us and is reflected as committed capital. Unless the Note is converted into Conversion Shares (as defined below), the outstanding principal amount plus the outstanding

interest amount will be due and payable by the Company at any time on or after December 31, 2024. The Note is a general unsecured obligation of the Company. "Conversion Shares" are the type of equity security issued by the Company in its next equity financing. "Next Equity Financing" means the next sale (or series of related sales) by the Company of its equity securities following the date of issuance of the Note, in one or more offerings relying on Section 4(a)(2) of the Securities Act or Regulation D thereunder for exemption from the registration requirements of Section 5 of the Securities Act, from which the Company receives gross proceeds of not less than Ten Million Dollars ($10,000,000) (excluding, for the avoidance of doubt, any series notes or any other convertibles promissory notes or SAFEs). In the event of an Initial Public Offering prior to the conversion of this Note the outstanding principal amount plus the outstanding interest amount will automatically convert into Conversion Shares at the closing of such Initial Public Offering. Notwithstanding the foregoing, the Company may, at its option, pay the outstanding interest amount in cash at the time of conversion. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole unit) obtained by dividing (x) the outstanding principal amount plus the outstanding interest amount on the date of conversion by (y) the applicable conversion price. The conversion price is at a 15% discount to the lowest per share purchase price of the equity securities issued in the Next Equity Financing. As of the date of this offering the Company has not received the proceeds from the Note. Video Transcription: Developing clean and renewable energy solutions is critical to a fully sustainable energy future. Right now, we are witnessing accelerated global warming and climate change. Humans are emitting over 30 billions tons of CO2 into the atmosphere annually. Causing melting polar ice caps, quickly rising ocean levels, and rainforests ablaze in fire. We must change. The time is now. EnergyX has a mission to fundamentally change the way we power our world with breakthrough lithium-ion technology and energy storage battery solutions. Solar and wind are abundant forms of renewable energy, but we need more batteries and materials to make them. There will be over 100 million electric vehicles by 2030, if we can replace the batteries. Lithium has the potential to replace fossil fuels by providing the key element necessary to power batteries. Revolutionizing the lithium industry is imperative to deterring climate change and saving our planet. We are inventing incredible technologies. We are transforming an entire industry. We are powering the future.

The following documents are being submitted as part of this offering:

Governance:
   Certificate of Incorporation: certificateofincorporation.pdf
   Corporate Bylaws: corporatebylaws.pdf
Opportunity:
   Offering Page JPG: offeringpage.jpg
Financials:
   Additional Information: otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: www.energyx.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.